Exhibit 28(h)(xviii)

EXPENSE REIMBURSEMENT AGREEMENT REGARDING DIVIDEND AND INTEREST
EXPENSE ON SECURITIES SOLD SHORT

This Agreement is entered into as of the 1st day of July, 2016, by and between CCM Partners LP, dba Shelton Capital Management (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the WHV/Acuity Tactical Credit Long/Short Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses in an amount equal to dividend and interest expense on short sales of securities;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that from July 1, 2016 through August 31, 2016, it will reduce its compensation and/or reimburse certain expenses for the Fund in an amount equal to dividend and interest expense on securities sold short.

Fee Recovery. Provided that this Agreement and the Expense Limitation/Reimbursement Agreement dated July 1, 2016 by and between the Adviser and the Trust, on behalf the Fund, (the “Expense Limitation Agreement”) remain in effect, the Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund, provided that any recovery by the Adviser of amounts previously waived or reimbursed will not result in the Fund’s operating expenses exceeding the limit set forth the Expense Limitation Agreement. For avoidance of doubt, the Adviser shall not have any obligations, liability or responsibility with respect to any and all amounts accruing or arising under the Expense Limitation/Reimbursement Agreement Regarding Dividend and Interest Expense on Securities Sold Short between the Trust, on behalf of the Fund, and WHV Investments Inc. through the close of business on June 30, 2016.

Term. This Agreement shall terminate on August 31, 2016, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

CCM Partners LP, dba Shelton Capital Management

By:	/s/ Steve Rogers
Name:
Title:

FundVantage Trust, on behalf of
WHV/Acuity Tactical Credit Long/Short Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President